

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2019

Sally Rau
General Counsel
Cambium Networks Corporation
3800 Golf Road, Suite 360
Rolling Meadows, IL 60008

Re: Cambium Networks Corporation
Registration Statement on Form S-1
Exhibit Nos. 10.24, 10.25, 10.26
Filed June 13, 2019
File No. 333-231789

Dear Ms. Rau:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Martin Wellington, Esq.